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[Greenbrier Logo]                              The Greenbrier Companies, Inc.

                                               One Centerpointe Drive Suite 200
                                               Lake Oswego Oregon 97035
                                               503 684 7000  Fax 503 684 7553

April 12, 2005


Mr. David R. Humphrey
Branch Chief-Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549-0305

Re:  The Greenbrier Companies, Inc.
     Form 10-K for the Year Ended August 31, 2004
     File No. 001-13146
     ------------------

Dear Mr. Humphrey:

The following is in response to the comments set forth in your letter of March 23, 2005. For ease of review, the responses are in the same sequence and bear the same numbering arrangement used in your letter.

Form 10-K for the Year Ended August 31, 2004
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Note 2 - Summary of Significant Accounting Policies
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Inventories
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   1.     We intend to provide a schedule or reconciliation of activity in the lower of cost or market inventory reserve for each period in which an income statement has been provided, as contemplated by Rule 5-04 of Regulation S-X. The schedule will initially be provided in the Form 10-K for the year ending August 31, 2005.

Maintenance Obligations
-----------------------

   2. FTB 90-1 Accounting for separately priced extended warranty and product maintenance contracts states that revenue from such contracts should be deferred and recognized in income on a straight line basis over the contract period, except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

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Mr. David R. Humphrey
Securities and Exchange Commission
April 12, 2005
Page 2

        We believe our accounting for maintenance contracts complies with this guidance. Over ninety five percent of the revenue Greenbrier earns from maintenance contracts is derived from "mileage-based" contracts. The mileage that railcars, subject to the maintenance contract, travel in a particular time period determines the revenue earned in that period. The cost incurred in providing maintenance on the railcars varies directly with mileage traveled. Railcars traveling a high number of miles generally require more maintenance than those traveling a lower number of miles in the same timeframe. Accordingly, revenue and margins on these contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing the maintenance services.


Warranty Accruals
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   3.   Our response to Comment #12 in your letter of February 14, 2005 indicated there should not be a direct relationship between revenue and accrued warranty balances. The reason a reader should not necessarily expect to see a direct correlation between revenues and the accrued warranty balance is that the balance is affected by reductions or payments as much as it is affected by additions or accruals.

        Warranties covering railcars manufactured by the Company generally provide for replacement or repair, at the Company's option, of defects due to workmanship or material for a period from three to five years following delivery.

        Warranty expense or additions to the warranty accruals are initially based on railcars produced. In North America, the amount has been $350 per railcar for the fiscal years ended August 31, 2002, 2003 and 2004. The European manufacturing facility records warranty expense at 1% of railcar revenue. Management evaluates the warranty accrual at least quarterly and if the balance is not considered adequate to cover estimated warranty costs, an additional amount is accrued.

        Railcar deliveries in North America have accounted for approximately 80% of railcar revenue in the past three years. During that period, the North American facilities produced primarily intermodal double stack cars, boxcars and center partition lumber cars. Generally, boxcar prices are approximately 60% higher than intermodal stack cars and center partition lumber car prices are approximately 25% higher than intermodal stack cars. Unit prices can vary within each car type based on customer requests, competitive influence and other factors.

        As the initial warranty accrual is based on an amount per railcar, the production and sale of a different product mix can change the relationship between revenue and warranty expense in a given period.

        During fiscal 2004, approximately 63% of North American production was intermodal stack cars, while in fiscal 2003 and 2002 the percentage was closer to 50%. Center partition lumber cars accounted for approximately 10% of deliveries in fiscal 2004, 22% in fiscal 2003 and 3% in fiscal 2002. Boxcars accounted for approximately 10% of fiscal 2003 deliveries, 19% in fiscal 2002 and none in fiscal 2004.

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        European operations produce a greater number of car types and there is not a readily determinable relationship of prices among the various car types.

        We believe the MD&A disclosures regarding the Company's manufacturing segment discussing product mix and prices are adequate to inform readers as to the reasons for fluctuations in manufacturing revenue.


If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3815.

Sincerely,

/s/ Larry G. Brady

Larry G. Brady
Senior Vice President and
Chief Financial Officer

cc:   Kenneth D. Stephens, Tonkon Torp LLP
      David A. Gorretta, Deloitte & Touche LLP